UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ________________
to .... ________________

Commission File Number 01-07284

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baldor Electric Company
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

REQUIRED INFORMATION

Item 4.

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 27, 2008

By:

John A. McFarland
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm filed herewith

BKD LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 33-28239 and No. 333-33287) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 26, 2008, with respect to the financial statements and schedule of the Baldor Electric Company Employees' Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

BKD, LLP

Fort Smith, Arkansas
June 26, 2008

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870.534.9172 Fax 870.534.2146

bkd.com

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Report of Independent Registered Public Accounting Firm

December 31, 2007 and 2006

Baldor Electric Company Employees' Profit Sharing and Savings Plan

December 31, 2007 and 2006

Contents

BKD LLP

Report of Independent Registered Public Accounting Firm

Trustees
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Baldor Electric Company Profit Sharing and Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldor Electric Company Profit Sharing and Saving Plan as of December 31, 2007and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
June 25, 2008

Federal Employer Identification Number: 44-0160260

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542
bkd.com

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870.534.9172 Fax 870.534.2146

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

Assets

	2007	2006
Investments, At Fair Value		
Baldor Electric Company common stock	$ 94,704,124	$ 85,248,331
Collective trust funds		
INVESCO Stable Value Trust	83,822,705	82,748,323
INVESCO S&P 500 Trust	23,713,037	22,730,002
Mutual funds	56,334,658	45,307,976
Participant loans	11,292,554	10,386,138
Total investments	269,867,078	246,420,770
Receivables		
Employer's contribution	17,152,336	9,970,038
Accrued interest and dividends	472,844	439,597
Total receivables	17,625,180	10,409,635
Total assets	287,492,258	256,830,405

Liabilities

	2007	2006
Fees payable	23,674	-
Net Assets Available for Benefits at Fair Market Value	287,468,584	256,830,405
Adjustments from fair value to contract value for fully benefit responsive investment contracts	588,337	1,808,295
Net Assets Available for Benefits	$ 288,056,921	$ 258,638,700

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Investment Income		
Loan interest	$ 822,245	$ 654,310
Dividends	9,645,934	8,281,304
Net unrealized gains/(losses)	(10,033,948)	16,018,329
Net realized gains/(losses)	10,789,439	10,899,843
Net investment income	11,223,670	35,853,786
Contributions		
Employer	20,361,677	11,177,516
Participants	22,297,419	6,812,820
Total contributions	42,659,096	17,990,336
Total additions	53,882,766	53,844,122
Deductions		
Benefits paid directly to participants	23,888,799	18,126,186
Administrative expenses	575,747	538,895
Total deductions	24,464,546	18,665,081
Net Increase	29,418,220	35,179,041
Net Assets Available for Benefits, Beginning of Year	258,638,700	223,459,659
Net Assets Available for Benefits, End of Year	$ 288,056,920	$ 258,638,700

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1: Description of the Plan

The following description of Baldor Electric Company Employees' Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Baldor Electric Company for the benefit of its employees, for the savings plan, who have at least two months of service and profit sharing benefits for employees with at least 2 years of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch Trust Company FSB is the trustee and serves as the custodian of the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions of up to 50% of eligible compensation. The employee can elect a certain percentage of salary to be withheld before-tax and a portion to be withheld after-tax, which together shall be referred to as the Employee Contributions. Employee rollover contributions are also permitted. The Company makes matching contributions of 25% of the employees' salary deferral amounts up to 6% of employees' compensation and profit-sharing contributions. Company profit-sharing contributions are discretionary as determined by the Company's Benefit Advisory Board. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer 2% of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions as well as any Company match or profit sharing contribution made plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount, a payment in the form of an annuity contract, or a combination of a lump sum payment and an annuity.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Plan Tax Status

The Plan obtained its latest determination letter on August 30, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Plan, at the Company's discretion.

Note 3: Investments

The Plan's investments are held by Merrill Lynch Trust Company, FSB (Princeton Retirement Group). The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2007	
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market		
Common stock	$ (1,084,131)	$ 94,704,124
Trust funds	1,920,119	106,947,405
Mutual funds	(80,497)	56,334,658
	755,491	257,986,187
Investments at Estimated Fair Value		
Participant loans	-	11,292,554
Total investments	$ 755,491	$ 269,278,741

	2006	
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market		
Common stock	$ 21,554,028	$ 85,248,331
Trust funds	3,182,496	105,478,325
Mutual funds	2,181,648	45,307,976
	26,918,172	236,034,632
Investments at Estimated Fair Value		
Participant loans	-	10,386,138
Total investments	$ 26,918,172	$ 246,420,770

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2007	2006
Baldor Electric Company Common Stock	$ 94,704,124	$ 85,248,331
INVESCO Stable Value Trust	83,822,705	82,748,323
INVESCO Stable Value Trust	23,713,037	22,730,002
American Funds EuroPacific Growth	14,909,677	9,399,566
	$217,149,543	$200,126,222

Interest and dividends realized on the Plan's investments for the years ended December 31, 2007 and 2006 were $822,245 and $654,310, respectively.

Note 4: Party-in-Interest Transactions

Certain Plan investments are shares of trust funds managed by Merrill Lynch Trust Company, FSB and AMVESCAP at December 31, 2007 and 2006, respectively. Merrill Lynch Trust Company, FSB and AMVESCAP were the trustees as defined by the Plan for 2007 and 2006, respectively, and therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by the Plan to Merrill Lynch Trust Company, FSB and AMVESCAP for 2007 and 2006 were $575,747 and $538,895, respectively.

Note 5: Plan Amendments

Effective August 1, 2007, the Plan was formally amended to allow participants to make Roth contributions to their participant accounts.

Supplemental Schedule

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer	Description of Investment	Current Value
Mutual Funds		
American Funds	American Balanced - Class A, 566,469 shares	$ 10,938,525
American Funds	Europacific Growth Fund, 293,094 shares	14,909,677
Dreyfus	Dreyfus Premier Small Cap Value, 220,773 shares	3,790,669
Columbia	Columbia Acorn - Class A, 258,152 shares	7,452,835
American Funds	Growth Fund of America, 207,438 shares	9,095,559
VanKampen	Growth & Income Fund, 321,334 shares	6,828,344
PIMCO	Total Return Fund, 310,482 shares	3,319,049
Collective Trust Funds		
INVESCO	Stable Value Trust Fund, 83,822,705 shares	83,822,705
INVESCO	500 Index Trust, 595,955 shares	23,713,037
Common Stock		
*Baldor Electric Company	Baldor Electric Company Common Stock, 2,813,256 shares	94,704,124
Participant Loans	Various loans with interest rates of 5% to 10.5%	11,292,554
		$ 269,867,078

*Denotes a party-in-interest to the Plan. Baldor Electric Company is the Plan Sponsor.

END